VOTING SUPPORT AND STANDSTILL AGREEMENT

This Voting Support and Standstill Agreement (this "**Agreement**"), effective as of 1 September 2025, is entered into between

Adomeit Verwaltungs UG (haftungsbeschränkt), [redacted] ("**Holder**")

and

High Tide Inc. 15 St NE, 11127, Calgary, AB 102073046, Canada ("**Company**")

WHEREAS the Company intends to acquire 51,009 % of the outstanding shares of Remexian Pharma GmbH, registered in the commercial register of the local court of Potsdam, Germany, under registration number HRB 32927 P ("**Remexian**") on the terms and subject to the conditions set forth in the Purchase Agreement for GmbH shares (the "**Share Purchase Agreement**") dated 14 August 2025 between the Company, the Holder and other shareholders of Remexian;

AND WHEREAS, pursuant to the Share Purchase Agreement, (i) the Holder will be the registered and/or direct or indirect beneficial owner of, or exercises control or direction over 266,125 (two hundred sixty-six thousand one hundred twenty-five) common shares of the Company (the "**Company Shares**") (such Company Shares, together with any Company Shares acquired by the Holder during the term of this Agreement, being referred to in this Agreement as the "**Subject Shares**") and (ii) in the event either the Call Option or Put Option are exercised, the Holder will become the registered and/or direct or indirect beneficial owner of, or exercises control or direction over additional Company Shares (the "**Option Shares**" and together with the Subject Shares and any other securities of the Company now held or hereafter acquired by the Holder, the "**Subject Securities**");

AND WHEREAS, as a condition to the willingness of the Company to enter into the Share Purchase Agreement and incur the obligations set forth in the Share Purchase Agreement, the Company has required that the Holder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Interpretive Provisions.**

In this Agreement:

(a) all terms used and not defined herein that are defined in the Share Purchase Agreement shall have the respective meanings given to them in the Share Purchase Agreement;

(b) the division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement;

(c) any reference to gender includes all genders and words importing the singular number include the plural and vice versa;

(d) if the date on which any action is required to be taken by a party to this Agreement is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;

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(e) the words "including", "includes" and "include" mean "including (or includes or include) without limitation";

(f) the term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it; and

(g) any reference to a particular statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted.

2. **Representations and Warranties of the Holder.**

The Holder represents and warrants to the Company as follows as at the date of this Agreement and immediately prior to the time at which any of the Option Shares are issued pursuant to the Call Option or Put Option, and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) **Organization and Authority and Capacity**. The Holder is a corporation or entity incorporated or organized, as applicable, and existing under the laws of its jurisdiction of incorporation or organization; the execution and delivery of this Agreement by the Holder and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Holder are necessary to authorize this Agreement or the transactions contemplated by this Agreement; and the Holder has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. If the Holder is an individual, the Holder is of the age of majority and has the capacity to enter into and perform its obligations under this Agreement.

(b) **Execution and Binding Obligation**. This Agreement has been duly executed and delivered by the Holder or a respective duly authorized representative and constitutes a legal, valid and binding agreement of the Holder enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(c) **Non-Contravention**. The execution and delivery of this Agreement by the Holder, the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) the articles, by-laws or other constating documents of the Holder (as applicable); (ii) any other agreement or instrument to which the Holder is a party or by which the Holder or any of the Holder's property or assets is bound; and (iii) any applicable laws.

(d) **Ownership of Subject Securities**. Upon the Holders acquisition of any Subject Securities, the Holder will be the legal and beneficial owner of such Subject Securities. The Holder has sole dispositive power and the sole power to agree to the matters set forth in this Agreement with respect to the Subject Securities. None of the Subject Securities is now or shall be upon or following Holder's acquisition thereof, subject to any agreement, arrangement or restriction with respect to the voting thereof, except as expressly permitted under this Agreement.

(e) **Proceedings**. There is no suit, claim, action, litigation, arbitration or other Proceeding in progress, pending or ongoing or, to the knowledge of the Holder, threatened against or affecting the Holder that would reasonably be expected to have an adverse impact on the validity of this Agreement or any action taken or to be taken by the Holder in connection with this Agreement.

(f) **Independent Legal Advice**. The Holder acknowledges and agrees that the Holder has had the opportunity to seek independent legal advice with respect to this Agreement, and the transactions contemplated hereby, and that any failure on the Holder's part to seek independent legal advice shall not affect (and the Holder shall not assert that it affects) the validity, enforceability or effect of this Agreement.

3. **Covenants of the Holder.**

The Holder covenants and agrees that during the period from the date of this Agreement until the Subject Shares Termination Date as it relates to the Subject Shares, and until the Option Shares Termination Date as it relates to the Option Shares, unless otherwise required or expressly permitted by this Agreement:

(a) **Agreement to Vote in Favour**. At any meeting of security holders of the Company or at any adjournment or postponement thereof (a "**Shareholder Meeting**") or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the security holders of the Company is required, the Holder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting): (i) in favour of any voting matter that the board and management of the Company (or any committee thereof) recommends voting in favour for, including, without limitation the election of persons nominated or recommended to serve on the board of directors of the Company by the then current board and management of the Company (or a committee thereof). For greater certainty and without limiting the foregoing, the Holder will vote for all resolution(s) that the board of the Company (or committee thereof) recommends voting for whether by management information circular, written letter or proxy statement or the like.

(b) **Agreement to Vote Against**. At any Shareholder Meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the security holders of the Company is required, the Holder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting): (i) against any voting matter that the board and management of the Company (or any committee thereof) recommends voting against. For greater certainty and without limiting the foregoing, the Holder will vote against all resolution(s) that the board of the Company recommends voting against whether by management information circular, written letter or proxy statement or the like.

(c) **Restriction on Transfer**. The Holder agrees not to directly or indirectly: (i) sell, transfer, assign, gift-over, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a "**Transfer**"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person that is hostile to the Company, as reasonably determined by the Company, a Licensed Producer or a Licensed Producer Affiliate (both as defined in the *Cannabis Licence Act, 2018* (Ontario) and *Ontario Regulation 468/18*, as promulgated under the *Cannabis Licence Act, 2018* (Ontario)). Notwithstanding the forgoing, this Agreement will not restrict the Holder from selling their Subject Securities at any time (i) on or through the facilities of a stock exchange in Canada,

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Germany or the United States, or (ii) with the prior written consent of the Company, nor will the Holder be required to hold a minimum number of Subject Securities.

(d) The Holder agrees not to directly or indirectly, grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Securities, except in accordance with this Agreement.

(e) **Additional Company Shares or Subject Securities**. The Holder: (i) agrees to notify the Company promptly of any new Subject Securities acquired by the Holder after the execution of this Agreement and (ii) acknowledges that any such new Subject Securities will be subject to the terms of this Agreement as though owned by the Holder on the date of this Agreement.

(f) **Delivery of Proxy**. The Holder agrees that it will, before the cut-off date for submission of executed proxies for any Shareholder Meeting: (i) with respect to any Subject Securities that are registered in the name of the Holder, the Holder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Company concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of any voting matter described in Section 3(a) and against any voting matter described in Section 3(b), as may be applicable, and (ii) with respect to any Subject Securities that are beneficially owned by the Holder but not registered in the name of the Holder, the Holder shall deliver or cause to be delivered voting instructions to the intermediary through which the Holder holds its beneficial interest in such Subject Securities, with a copy to the Company concurrently, instructing that such Subject Securities be voted in favour of any voting matter described in Section 3(a) and against any voting matter described in Section 3(b), as may be applicable. Such proxy or proxies shall name those individuals as may be designated by the Company in a management information circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Company.

(g) **Standstill.** Unless approved in advance in writing by the board of directors of the Company, the Holder will not:

(i) make any statement or proposal to the board of directors of the Company or any of the Company's shareholders regarding, or make any public announcement, proposal or offer (including any solicitation of proxies) with respect to, or otherwise solicit, seek or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media) (i) any business combination, amalgamation, plan of arrangement, merger, tender offer or take-over bid, exchange offer or similar transaction involving the Company, (ii) any restructuring, recapitalization, liquidation or similar transaction involving the Company, (iii) any acquisition of any of the Company's debt securities, equity securities or assets, or rights or options to acquire interests in any of the Company's debt securities, equity securities or assets, (iv) any proposal to seek representation on the board of directors of the Company or otherwise seek to control or influence the management, board of directors or policies of any of the Company or (v) any proposal, arrangement or other statement that is inconsistent with the terms of this Agreement.

(ii) take any action (directly or indirectly) to question the validity or effectiveness of the Company's shareholder rights plan or any securities that may be issued under the shareholder rights plan, or seek to cause any person, court or regulatory body to cease trade or otherwise restrict the operation of such shareholder rights plan;

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(iii) otherwise act alone or in concert with others to seek to control or influence, in any manner, the management, the board of directors of the business and policies of the Company

(iv) make any public announcement or take any action that would reasonably be expected to require the Company or its affiliates or the Holder or its affiliates, to make a public announcement (whether or not required by applicable law, regulatory authorities or stock exchanges) regarding any of the actions set forth above; or

(v) instigate, encourage or assist any third party (including forming a group or acting in concert with any such third party) to do, or enter into any discussions, agreements, arrangements or understandings (whether written or oral) with any third party with respect to, any of the actions set forth above.

(h) **Other Covenants**. The Holder hereby:

(i) agrees that it shall not exercise its dissent rights in respect of a Company resolution to carry out any of the specific matters set forth in Section 191(1)(a) through (e), inclusive, or under Part 15 of the *Business Corporations Act* (Alberta), but only if and to the extent that such covenant is not prohibited by applicable Laws,

(ii) consents to: (A) details of, or a summary of, this Agreement being set out in any news release, information circular and court documents or other public disclosure produced by the Company in connection with the matters contemplated by this Agreement, and the Share Purchase Agreement; and (B) this Agreement being made publicly available, including by filing on SEDAR+ and EDGAR; and

(iii) acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement may appear in any public disclosure document required by any applicable laws and further agrees that it will, as promptly as practicable, notify the Company of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure documents if and to the extent that the Holder becomes aware that any such information shall have become false or misleading in any material respect.

4. **Termination.**

This Agreement shall terminate upon the written agreement of the Company and the Holder, Notwithstanding the forgoing, Section 3 shall not apply to Subject Shares after the date that is 36 months from the closing of the transactions contemplated by the Share Purchase Agreement (the "**Subject Shares Termination Date**"), and Section 3 shall not apply to Option Shares after the date that is 36 months from the closing of Put Option or Call Option (the "**Option Shares Termination Date**").

5. **Injunctive Relief.**

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms

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or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedies to which the parties to this Agreement may be entitled at law or in equity.

6. **Entire Agreement.**

This Agreement, the Share Purchase Agreement, and ancillary agreements delivered pursuant thereto or hereto constitutes the entire agreement between parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto,

7. **Amendment and Waiver.**

This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto, No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. **Notices.**

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail (provided that no "bounce back" or similar message indicating non-delivery is received with respect thereto) and addressed:

If to the Company: **High Tide Inc.**

Address: Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4, Canada

Attention: [redacted]

[redacted]

If to the Holder, to the address or electronic mail address set forth for Holder on the signature page hereof.

Any notice or other communication is deemed to be given and received if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of

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receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice given in accordance with this Section 8.

9. **Miscellaneous.**

(a) This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) Each of the parties hereto irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

(c) If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any provision is illegal, invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(d) Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

(e) Time is of the essence in this Agreement.

(f) Each of the Holder and the Company will pay its own expenses (including the fees and disbursements of legal counsel and other advisers) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

(g) This Agreement will be binding upon and enure to the benefit of the parties hereto and their successors and permitted assigns. Neither party to this Agreement may assign its rights or obligations under this Agreement without the prior written consent of the other party hereto; provided, however, that the Company may assign all or any part of its rights under this Agreement to one or more of the Company's direct or indirect wholly owned Subsidiaries, but no such assignment shall relieve the Company of its obligations under this Agreement. No assignment shall relieve the assigning party of any of its obligations hereunder.

(h) The Holder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Holder has either done so or waived its right to do so in connection with the entering into of this Agreement.

(i) This Agreement may be executed in any number of counterparts (including counterparts by electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties to this Agreement shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties hereto.

[SIGNATURE PAGE FOLLOWS]

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HIGH TIDE INC.

Date: [redacted]

[redacted]

Name: [redacted]

(on the basis of a notarized power of attorney with apostille dated 8 May 2025, Notary Public [redacted], Calgary)

Adomeit Verwaltungs UG (haftungsbeschränkt)

01[redacted]

By: _[redacted]

Name: [redacted]

(on the basis of notarized powers of attorney of the Holders dated 22 July 2025 – [redacted], notary [redacted])

Name: [redacted]

Address: [redacted]

Email: [redacted]